Mercedes-Benz Auto Lease Trust 2015-B
Investor Report
Collection Period Ended   31-Aug-2016

Amounts in USD

Dates

Collection Period No.	11	
Collection Period (from... to)	1-Aug-2016	31-Aug-2016
Determination Date	13-Sep-2016	
Record Date	14-Sep-2016	
Payment Date	15-Sep-2016	
Interest Period of the Class A-1, A-2b Notes (from... to)	15-Aug-2016	15-Sep-2016	Actual/360 Days	31
Interest Period of the Class A-2a, A-3 and A-4 Notes (from... to)	15-Aug-2016	15-Sep-2016	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	272,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	272,500,000.00	199,120,490.29	173,581,843.87	25,538,646.42	93.719803	0.636998
Class A-2B Notes	272,500,000.00	199,120,490.29	173,581,843.87	25,538,646.42	93.719803	0.636998
Class A-3 Notes	295,000,000.00	295,000,000.00	295,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	150,360,000.00	150,360,000.00	150,360,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,262,360,000.00**	**843,600,980.58**	**792,523,687.74**	**51,077,292.84**		

Overcollateralization	247,645,517.86	264,250,965.63	264,250,965.64	
Total Securitization Value	**1,510,005,517.86**	**1,107,851,946.21**	**1,056,774,653.38**	
present value of lease payments	532,944,438.27	272,608,190.04	251,415,601.74	
present value of Base Residual Value	977,061,079.59	835,243,756.17	805,359,051.64	

	Amount	Percentage
Initial Overcollateralization Amount	247,645,517.86	16.40%
Target Overcollateralization Amount (until Class A-2 Notes are paid in full)	264,250,965.63	17.50%
Target Overcollateralization Amount (after Class A-2 Notes are paid in full)	249,150,910.45	16.50%
Current Overcollateralization Amount	264,250,965.64	17.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.430000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	1.000000%	165,933.74	0.608931	25,704,580.16	94.328735
Class A-2B Notes	1.027650%	176,205.87	0.646627	25,714,852.29	94.366430
Class A-3 Notes	1.340000%	329,416.67	1.116667	329,416.67	1.116667
Class A-4 Notes	1.530000%	191,709.00	1.275000	191,709.00	1.275000
Total		**863,265.28**		**$51,940,558.12**	

Mercedes-Benz Auto Lease Trust 2015-B

Investor Report

Amounts in USD

Available Funds		Distributions	
Lease Payments Received	19,898,485.13	(1) Total Servicing Fee	923,209.96
Net Sales Proceeds-early terminations (including Defaulted Leases)	24,544,744.20	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	11,395,269.91	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Excess wear and tear included in Net Sales Proceeds	30,679.92	(3) Interest Distributable Amount Class A Notes	863,265.28
Excess mileage included in Net Sales Proceeds	258,410.38	(4) Priority Principal Distribution Amount	0.00
Subtotal	55,838,499.24	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Repurchase Payments	0.00	(6) Regular Principal Distribution Amount	51,077,292.84
Advances made by the Servicer	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Investment Earnings	6,583.77	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Total Available Collections	55,845,083.01	(9) Excess Collections to Certificateholders	2,981,314.93
Reserve Account Draw Amount	0.00	**Total Distribution**	**55,845,083.01**
Total Available Funds	**55,845,083.01**		

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	923,209.96	923,209.96	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	863,265.28	863,265.28	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	165,933.74	165,933.74	0.00
thereof on Class A-2B Notes	176,205.87	176,205.87	0.00
thereof on Class A-3 Notes	329,416.67	329,416.67	0.00
thereof on Class A-4 Notes	191,709.00	191,709.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	863,265.28	863,265.28	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	51,077,292.84	51,077,292.84	0.00
Principal Distribution Amount	51,077,292.84	51,077,292.84	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,775,013.79
Reserve Fund Amount - Beginning Balance	3,775,013.79
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	479.63
minus Net Investment Earnings	479.63
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,775,013.79
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	479.63
Net Investment Earnings on the Exchange Note	
Collection Account	6,104.14
Investment Earnings for the Collection Period	6,583.77

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,510,005,517.86	35,751
Securitization Value beginning of Collection Period	1,107,851,946.21	29,263
Principal portion of lease payments	14,722,001.47	
Terminations- Early	22,300,669.99	
Terminations- Scheduled	10,055,284.11	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	3,999,337.26	
Securitization Value end of Collection Period	1,056,774,653.38	28,130

Pool Factor	69.98%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.79%	6.78%
Weighted Average Remaining Term (months)	23.96	14.45
Weighted Average Seasoning (months)	11.46	21.49
Aggregate Base Residual Value	1,109,844,215.49	869,365,823.13
Cumulative Turn-in Ratio		91.08%
Proportion of base prepayment assumption realized life to date		95.08%
Actual lifetime prepayment speed		0.62%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,054,209,386.96	28,066	99.76%
31-60 Days Delinquent	1,637,545.75	44	0.15%
61-90 Days Delinquent	656,306.56	15	0.06%
91-120 Days Delinquent	271,414.11	5	0.03%
Total	1,056,774,653.38	28,130	100.00%

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	952,540.83	26	8,791,865.94	250
Liquidation Proceeds	640,688.53		7,221,231.66	
Recoveries	149,080.38		884,987.71	
Principal Net Credit Loss / (Gain)	162,771.92		685,646.57	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.180%	
Prior Collection Period	0.108 %	
Second Prior Collection Period	0.206 %	
Third Prior Collection Period	0.070 %	
Four Month Average	0.141%	

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.045%

Average Net Credit Loss / (Gain)   2,742.59

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	35,402,750.53	1,107	245,806,231.60	7,370
Sales Proceeds and Other Payments Received	33,903,140.73		241,026,377.81	
Residual Loss / (Gain)	1,499,609.80		4,779,853.79	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	1.663%	
Prior Collection Period	0.896 %	
Second Prior Collection Period	0.566 %	
Third Prior Collection Period	0.949 %	
Four Month Average	1.018%	

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   0.317%

Average Residual Loss / (Gain)   648.56